

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2024

Patricia Nilsen
President and Chief Executive Officer
New York State Electric & Gas Corporation
180 S. Clinton Avenue, 5th Floor
Rochester, NY 14607

Michael G. Panichi
Manager
NYSEG Storm Funding, LLC
162 Canco Rd.
Portland, Maine 04103

> **Re: New York State Electric & Gas Corporation**
> **NYSEG Storm Funding, LLC**
> **Registration Statement on Form SF-1**
> **Filed November 26, 2024**
> **File Nos. 333-283456 and 333-283456-01**

Dear Patricia Nilsen and Michael G. Panichi:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-1
Form of Prospectus
Prospectus Summary of Terms
NYSEG's Service Territory, page 7

1.   The map of NYSEG's service territory on page 7 of your form of prospectus is not readable. Specifically, some of the text and images are not clear. Please revise accordingly.

<u>The Depositor, Seller, Initial Servicer and Sponsor, page 49</u>

2.   Please provide disclosure regarding NYSEG's experience as a securitization sponsor and servicer in accordance with Items 1104(c) and 1108(b) of Regulation AB. Alternatively, if NYSEG does not have securitization experience, please revise your disclosure to make this clear. Additionally, please describe, as appropriate, any risks related to NYSEG's limited securitization experience (or lack of experience) in your risk factors.

<u>Security for the Recovery Bonds, page 82</u>

3.   We note your disclosure that, in addition to the recovery property, the bonds will also be secured by "the collection account for the recovery bonds and all subaccounts of the collection account, and all amounts of cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consistent of securities for purposes of Securities Act Rule 190.

<u>Part II - Information Not Required in Prospectus</u>
<u>Item 14. Exhibits, page II-4</u>

4.   Part II of your registration statement does not include page numbering. Please revise.

5.   Based on the disclosure in your form of prospectus, it appears that the rights of the holders of the bonds are subject to the terms of an intercreditor agreement. Please file the intercreditor agreement and the form of joinder to be entered into at the time of issuance of the bonds as exhibits to your registration statement and add them to the exhibit list. Refer to Item 601(b)(10) of Regulation S-K. Additionally, please file your remaining exhibits.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Hodan Siad at 202-679-7829 or Arthur Sandel at 202-551-3262 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Structured Finance